Exhibit 13

Date: 27 April 2015

TERM SHEET

relating to underwriting for an Open Offer of Golden Meditech Holdings Limited

Golden Meditech Holdings Limited

AND

Bio Garden Inc.

Details

Date	27 April 2015

Parties

Name	Golden Meditech Holdings Limited (“Company”)
Address	48/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong

Name	Bio Garden Inc. (“Bio Garden”)
Address	Portcullis TrustNet Chambers, PO Box 3444, Road Town, Tortola, British Virgin Islands

Background

A                                    The Company is a company incorporated in the Cayman Islands with limited liability and whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”). The Company, together with its subsidiaries (collectively, the “Group”), is a leading provider of integrated healthcare services and medical devices.

B                                    China Cord Blood Corporation (“CO”), a company incorporated in the Cayman Islands with limited liability and whose shares are listed on the New York Stock Exchange, Inc., is a non-wholly-owned subsidiary of the Company and one of the principal contributors of revenue and profit to the Group.

C                                    The Company proposes to acquire all of the ordinary shares of CO which are not already directly or indirectly owned by the Company (the “Acquisition”).  A letter in connection with the proposed Acquisition has been delivered to the board of directors of CO.

D                                    As of the date of this term sheet (this “Term Sheet”), Bio Garden owns 370,650,000 ordinary shares of HK$0.20 each in the capital of the Company (each, a “Share”), representing approximately 20.62% of the issued share capital of the Company. Mr. Kam Yuen, chairman and an executive director of the Company, is the founder of certain discretionary trusts which own the entire issued share capital of Bio Garden.

E                                     In order to fund the Acquisition, the Company proposes to conduct a conditional open offer on a fully-underwritten basis (the “Open Offer”), on the basis of one new ordinary Share (the “Offer Share”) for every two existing Shares to eligible shareholders of the Company with excess application at a proposed subscription price of approximately HK$1.40 per Offer Share (the “Offer Price”). On the assumption that there will be 1,797,874,481 Shares outstanding on the relevant record date for the proposed Open Offer, the funds to be raised through the Proposed Open Offer will reach approximately HK$1,259 million.

F                                      At the request of the Company, Bio Garden has agreed, subject to financing, to enter into a legally binding conditional underwriting agreement in respect of the proposed Open Offer. The parties herein wish to state their agreement in this Term Sheet.

Term Sheet

1.                                   Underwriting

1.1                            The purpose of this Term Sheet is to confirm that, subject to Bio Garden having obtained, on or before 31 May 2015, sufficient and irrevocable credit facility from a financial institution in Hong Kong (the “Facility”) for the purposes of fully underwriting all of the Offer Shares to be issued under the Open Offer of the Company at the Offer Price for each Offer Share (the “Underwriting Arrangement”), the parties will enter into a legally binding conditional underwriting agreement (the “Underwriting Agreement”) setting out the terms and conditions of the Underwriting Arrangement.

1.2                         The Underwriting Agreement must provide that Bio Garden’s obligation to underwrite the Open Offer is conditional upon, inter alia, Bio Garden having applied for, and obtained, a whitewash waiver under The Code of Takeovers and Mergers from the Executive Director of The Securities and Futures Commission of Hong Kong from the obligation to make a mandatory general offer for the securities of the Company not already owned or agreed to be acquired by itself or parties acting in concert with it.

1.3                            The conditions set out in clauses 1.1 and 1.2 may not be waived by either party.

2.                                   Underwriting Agreement

2.1                            The parties agree to negotiate in good faith the terms and conditions of the Underwriting Agreement as soon as practicable prior to the fulfilment of the conditions set out in clause 1.1 and 1.2.

2.2                            In consideration of the Underwriting Arrangement, an underwriting commission amounting to HK$9,500,000 shall be payable by the Company to Bio Garden as the sole underwriter to the Open Offer.

3.                                   Consent on Announcement

Bio Garden acknowledges and agrees that the Company and CO may make public disclosure (including in the form of an announcement, public statement or media release) of the contents of this Term Sheet, whether or not pursuant to laws, regulations, codes or rules of the relevant securities exchanges.

4.                                   Governing Law

This Term Sheet shall be governed by the laws of Hong Kong Special Administrative Region of the People’s Republic of China.

5.                                   Counterparts

This Term Sheet may be executed in counterparts.  All counterparts together will be taken to constitute one instrument.

Signing page

EXECUTED by the authorized representatives of the parties hereto as of the day and year first above written.

Signed for and on behalf of Golden Meditech Holdings Limited

/s/ Kam Yu Kong	←
Signature of the Authorized Signatory

Name: Kam Yu Kong

Title: Director

Signed for and on behalf of Bio Gardens Inc.

/s/ Yuen Kam	←
Signature of the Authorized Signatory

Name: Yuen Kam

Title: Director